15047764

SE[illegible]MISSION
[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTINEZ AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9495 SUNSET DRIVE, SUITE B-275
(No. and Street)

MIAMI	FLORIDA	33173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED AYME — (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRED AYME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

E-VP.

Title

Notary Public

Notary Public State of Florida
Javier Fernandez
My Commission FF 180415
Expires 12/02/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Review Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

MARTINEZ AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

MARTINEZ AYME FINANCIAL GROUP, INC.

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's' Equity (Deficit)	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	15
Independent Auditor's Report of Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Regulation	16-19
Report of Independent Registered Public Accounting Firm on Exemption Provision	20-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Martinez Ayme Financial Group, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Martinez Ayme Financial Group, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Martinez Ayme Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinez Ayme Financial Group, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net stockholders' deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Martinez Ayme Financial Group, Inc.'s financial statements. The supplementary information contained in Schedules I, II, III and IV is the responsibility of Martinez Ayme Financial Group, Inc.'s management. Our audit procedures included determining whether the supplementary information contained in Schedules I, II, III and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, III and IV. In forming our opinion on Schedules I, II, III and IV, we evaluated whether the supplementary information contained in Schedules I, II, III and IV including its form and content is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, C.P.A.'S, P.A.

Miami, Florida

February 24, 2015

MARTINEZ AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Deposit with clearing broker	$ 335,000	
Due from clearing broker	76,091	
Loans receivable from non-customers	77,145	
Securities owned (equities), at fair value	37,832	
Prepaid annual fee to FINRA	15,251	
Prepaid Expenses and Other assets	5,707	
Furniture and equipment Net of Accumulated Depreciation of $21,253	-	
Total Assets		$ 547,026
Liabilities and Stockholders' Equity		
Due to bank - overdraft	$ 1,761	
Due to correspondent broker for cost of securities owned	189,212	
Liabilities subordinated to claims of general creditors, including accrued interest of $34,999	284,999	
Accounts Payable and Accrued expenses	155,599	
Total Liabilities		$ 631,571
Stockholders' Equity (Deficit)		
Preferred Stock, $100 par value; Authorized - 2,000 Shares; Issued - 1,393 Shares	$ 139,300	
Common Stock - No Par Value; Authorized - 6,000 Shares; Issued - 1,203 Shares	1,203	
Additional Paid-in Capital	886,857	
Retained Earnings (Deficit)	(1,111,905)	
Total Stockholders' Equity (Deficit)		(84,545)
Total Liabilities and Stockholders' Equity (Deficit)		$ 547,026

The accompanying notes are an integral part of these financial statements.

MARTINEZ AYNE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Commissions, including postage reimbursement	$ 669,719	
Trading Profit	103,809	
Loss in investment account	(20,281)	
Investment Banking	7,500	
Other	586	
Total Revenues		$ 761,333
Expenses		
Salaries, Commissions and related costs	$ 536,280	
Clearance, Quotation and Communication Costs	213,076	
Occupancy and Other Rentals	27,127	
Other operating expenses	93,265	
Total Expenses		869,748
Net (Loss)		$ (108,415)

The accompanying notes are an integral part of these financial statements.

MARTINEZ AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock		Additional Paid-in	Retained	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	Earnings	(Deficit)
Balance - January 1, 2014	-	$ -	963	$ 963	$776,397	$ (1,003,490)	$ (226,130)
Net (loss)	-	-	-	-	-	(108,415)	(108,415)
Capital Contributions	-	-	-	-	50,000	-	50,000
Sale of Preferred Stock	2,000	200,000	-	-	-	-	200,000
Conversion of Preferred Stock into Common Stock	(607)	(60,700)	240	240	60,460	-	-
Balance - December 31, 2014	1,393	$139,300	1,203	$ 1,203	$886,857	$ (1,111,905)	$ (84,545)

The accompanying notes are an integral part of these financial statements

MARTINEZ AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities		
Net (Loss)		$ (108,415)
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Cash Used in Operating Activities:		
Changes in Operating assets:		
Increase in Deposit With Clearing Broker	$ (148,788)	
Increase in Due From Clearing Broker	(76,091)	
Increase in Loans Receivable from Non-customers	(2,260)	
Decrease in Securities Owned, at Fair Value	48,705	
Increase in Prepaid Annual Fee to FINRA	(15,251)	
Decrease in Prepaid Expenses and Other Assets	4,325	
Increase in Due to Bank - Overdraft	1,529	
Increase in Due to Correspondent Broker for Cost of Securities Owned	335	
Increase in Accounts Payable and Accrued Expenses	25,912	
Total Adjustments		(161,584)
Net Cash (Used In) Operating Activities		(269,999)
Cash Flows From Financing Activities		
Sale of Preferred Stock	200,000	
Capital Contributions	50,000	
Increase in Liabilities Subordinated to Claims of General Creditors	19,999	
Net Cash Provided By Financing Activities		269,999
Net Increase In Cash and Cash Equivalents		-
Cash and Cash Equivalents - Beginning		-
Cash and Cash Equivalents - Ending		-

The accompanying notes are an integral part of these financial statements.

MARTINEZ AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Martinez Ayme Financial Group, Inc. (the Company) was formed on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management or other business services. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2014.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Fixtures

Property and equipment is recorded at cost and depreciated on a straight-line basis over their estimated useful lives. As of December 31, 2014, the furniture and fixtures are fully depreciated.

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2014, the company had one account at a commercial bank which was in an overdraft position.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2014 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2014.

Income Taxes

For income tax purposes, the company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Generally Federal and State tax authorities may examine the Company's tax returns for three years from date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2014.

Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and the amount of range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Subsequent Events

The company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2014, the Company's net capital was $109,916, which was $9,916 in excess of its required net capital of $100,000. Using the computation of net capital at 120% of the Company's minimum net capital requirement, the Company would not meet its net capital requirement. At December 31, 2014, the Company's net capital ratio to aggregate indebtedness was 3.14 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, deposit with clearing broker, due from clearing broker, equity securities owned, prepaid expenses and other, due to correspondent broker , bank overdraft and accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts. The fair value of the long-term obligations approximates carrying value, determined using current interest rates for similar instruments as of December 31, 2014

In accordance with generally accepted accounting principle (GAAP) fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

NOTE 4. FAIR VALUE MEASUREMENTS (continued)

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Equity Securities of $ 37,832 owned at December 31, 2014, as shown in the accompanying financial statements, have been valued using the valuation techniques as described in level 2 above.

NOTE 5. COMMITMENTS

The Company is presently in negotiations to renew their lease for its office space in Miami, Florida. Currently they are utilizing their office space on a month to month basis.

Rent expense for the year ended December 31, 2014 amounted to $27,127.

NOTE 6. DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 24, 2015) there has been two subsequent events requiring disclosure in the accompanying financial statements. In January 2015, a stockholder of the Company contributed $50,000 in capital to the Company. In February 2015, the Company received a notification from FINRA regarding a potential fine of $25,000 relating to operating with deficits in its net capital. The Company has agreed to pay this fine commencing in 2015.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 12, 2013, the Company borrowed $250,000 from one of its stockholders under a FINRA approved subordinated loan agreement. This loan bears interest at 8% per annum and is payable in fill on April 12, 2016. Interest payable on this subordinated loan at December 31, 2014, totaled $ 34,999.

NOTE 8. INCOME TAXES

The Company files Federal and State corporate income tax returns. The company's effective rate differs from the statutory Federal and State rates primarily as a result of the valuation allowance described below.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and for financial reporting purposes and for net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's net operating loss carry forwards of approximately $890,000 give rise to a deferred tax asset of $0, net of a valuation allowance of approximately $ 305,000. For the year ended December 31, 2014, the valuation allowance increased by approximately $ 38,000.

The Company's operating loss carry forwards of approximately $ 890,000 will expire through the year 2029.

NOTE 9. EMPHASIS OF MATTER REGARDING GOING CONCERN

As discussed in Note 3 to the financial statements, the Company is not in compliance with its minimum net capital requirement. Management has been able to obtain $50,000 in additional capital from a contribution from one of its stockholders. This $50,000 will allow the company to meet its minimum net capital requirement to operate at the present time, but there is no assurance that additional capital can be raised in the future to allow the Company to continue to operate. Presently the company has no immediate plans to enhance its capital structure through its operations.

SUPPLEMENTARY INFORMATION

MARTINEZ AYME FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Sharehoders' Equity	$	(84,545)
Add: Liabilities subordinated to claims of general creditors, Including Accrued Interest of $34,999		284,999
Total Capital and Allowable Liabilities	$	200,454
Less: Non-Allowable Assets		82,852
Net Capital Before Haircuts on Investment and Trading Securities	$	117,602
Less: Haircuts on Trading and Investment Securities		7,686
Net Capital	$	109,916
Net Capital Required - Greater of $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital	$	9,916
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% on Minimum Net Capital	$	(10,084)
Aggregate Indebtedness	$	344,811
Ratio: Aggregate Indebtedness to Net Capital		3.137

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2014, and the above calculation.

See independent auditor's report

MARTINEZ AYME FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

MARTINEZ AYME FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditor's report

MARTINEZ AYME FINANCIAL GROUP, INC.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, Beginning of year	$	265,000
Additions		19,999
Decreases		-
Balance, End of year	$	284,999

See independent auditor's report

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Board of Directors
Martinez Ayme Financial Group, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014, which were agreed to by Martinez Ayme Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Martinez Ayme Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Martinez Ayme Financial Group, Inc.'s management is responsible for the Martinez Ayme Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 24, 2015

RECEIVED 02/25/2015 11:35 3055530115 RJMH, CPA

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2310******************************MIXED AADC 220
053108 FINRA DEC
MARTINEZ-AYME FINANCIAL GROUP INCORPORATED
~~MARTINEZ-AYME SECURITIES~~
9495 SUNSET DR STE B275
MIAMI FL 33173-5422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alfredo Ayme 305 271 3232

2. A. General Assessment (item 2e from page 2) $ 1807.38

B. Less payment made with SIPC-6 filed (exclude interest) (578.00)
08/11/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,229.38

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,229.38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1229.38

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Martinez Ayme Financial Group Inc.
(Name of Corporation, Partnership or other organization)

ALFREDO F AYME
(Authorized Signature)

Dated the 24 day of February, 2015.

EXECUTIVE VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 761,148
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	20281
Total additions	20281
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	58,476
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	58476
2d. SIPC Net Operating Revenues	$ 722,953
2e. General Assessment @ .0025	$ 1807.38
	(to page 1, line 2.A.)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC Rule 17a-5, in which Martinez Ayme Financial Group, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Martinez Ayme Financial Group, Inc. claimed an exemption from 17 C.F.R. 240. 15c3-3 (2) (ii) and Martinez Ayme Financial Group, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014. Martinez Ayme Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about Martinez Ayme Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.

Miami, Florida

February 24, 2015

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

MARTINEZ AYME FINANCIAL GROUP, INC.

Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2014

Martinez Ayme Financial Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the company's knowledge and belief, the Company states the following:

Martinez Ayme Financial Group, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2014, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Rey Martinez, President

Alfredo Ayme, Executive Vice President